                                                                       EXHIBIT 6

                          [Susan Hirt Hagen Letterhead]

                                January 12, 2001

VIA HAND DELIVERY

Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

Attention:  Jan Van Gorder, Esq., Corporate Secretary

Dear Mr. Van Gorder:

         Enclosed is a Notice of Shareholder Proposals with respect to the 2001 Annual Meeting of Erie Indemnity Company, together with a copy of Amendment No. 3 to my Schedule 13D which is being filed with the Securities and Exchange Commission today.

          The Notice sets forth several shareholder proposals. The Notice proposes nine individuals (the "Hagen Nominees"), five of whom (Ms. Garrison-Corbin, myself and Messrs. Katz, Lilly and Nassau) currently serve on the Board, for consideration by the Nominating Committee of the Board of Directors for election as directors at the 2001 Annual Meeting, tentatively scheduled for April 24, 2001. Each of the Hagen Nominees is a highly qualified, experienced and independent individual dedicated to safeguarding the core principles practiced by my father, H.O. Hirt, the Company's co-founder, and to responding to the long-range goals and needs of the Company, its shareholders and its other constituencies. Assuming that the size of the Board remains at 12 and that the five Hagen Nominees who are current members of the Board and at least two additional Hagen Nominees are a part of the Nominating Committee slate, I would be willing to support the selection by the Nominating Committee of any of the following other current directors: Samuel P. Black, III, F. William Hirt, Stephen A. Milne, John M. Petersen and Robert C. Wilburn.

         If any of the five Hagen Nominees who are current directors and at least two other Hagen Nominees are not selected by the Nominating Committee when it announces its slate, the Notice also sets forth a proposal, which I would place before the shareholders at the Annual Meeting, for the nomination of all of the Hagen Nominees not included on the Nominating Committee's slate for election as directors of the Company at the Annual Meeting. As you know, on April 24, 2000, Judge Cunningham validated the fundamental right of voting shareholders to directly nominate director candidates and, therefore, I would expect the Company's full cooperation in permitting me to present this proposal to my fellow shareholders at the Annual Meeting. While I prefer that the size of the Board remain at 12, which management has stated is the ideal size, if the Board is increased beyond 12, I will nominate all the Hagen Nominees that are not included on the Nominating Committee's slate. In addition, I reserve the right to nominate additional candidates at the Annual Meeting if the size of the Board is increased above 16, the current maximum number permitted by the Company's Bylaws.

         I would have preferred to wait until the Nominating Committee announced its nominees before determining whether it was necessary to propose the Hagen Nominees, but as a result of management's continued opposition to the repeal of the Company's advance notice bylaw, a voting shareholder such as myself is forced to act now, far in advance of knowing who the Nominating Committee might select, in order to preserve my right to recommend candidates to the shareholders at the 2001 Annual Meeting. In the absence of the advance notice bylaw, and with the benefit of knowing the Nominating Committee's nominees, I may have decided not to act at all or to have acted differently, and would have avoided the needless public appearance of dissension about the manner in which the Company is being governed. As I have argued since its adoption less than two years ago, the advance notice bylaw, as applicable to voting shareholders who have a right to propose Board candidates directly to shareholders, is an unnecessary and inappropriate provision for a company such as Erie Indemnity in which there are a handful of voting shareholders, all of them well known to the Company, and one of which has held a substantial controlling interest for many years. Accordingly, the Notice also proposes certain amendments to the advance notice bylaw (including a requirement that the Nominating Committee present its nominees in advance of each Annual Meeting) for consideration by the shareholders at the 2001 Annual Meeting. Taken together, these amendments would permit voting shareholders sufficient time within which to consider the proposed Board candidates.

         The Notice also proposes an amendment to the Bylaws that would impose a higher standard for independence in order for directors to qualify for service on Board committees. The current standards, though meeting the basic requirements of the Pennsylvania Insurance Holding Company Act, are not broad enough to capture certain significant relationships between the Company and its Board members which may compromise, or at least appear to compromise, the independence of those Board members from management's influence.

         As a final matter, the Notice also proposes that, in the interest of good corporate governance, the Bylaws be amended to require that the Board appoint a Principal Officers Selection Committee responsible for implementing procedures for selecting the Company's principal officers and choosing their successors. The Bylaws currently provide that the Executive Compensation Committee is responsible for recommending the selection of the Company's principal officers to the Board, but neither that Committee nor the Board currently has adopted any formal guidelines with respect to the selection of principal officers and their successors who are elected by the Board.

         Thank you for your consideration of this letter and the enclosed
Notice.

                                           Sincerely,

                                           /s/ Susan Hirt Hagen
                                           --------------------------------
                                           Susan Hirt Hagen

cc:   John M. Petersen
      Chairperson, Nominating Committee

                                       20